Exhibit 99.1

Bentsur Joseph Steps Down as Director and Chairman; CEO Gadi Graus Appointed Interim Chairman

TORONTO, Jan. 2, 2026 /CNW/ - A2Z Cust2Mate Solutions Corp. (NASDAQ: AZ), a global leader in smart retail technology, today announces that Mr. Bentsur Joseph has stepped down from his role as Director and Chairman of the Board of Directors of the company and all its subsidiaries, effective December 31, 2025.

Following Mr. Joseph’s resignation, Mr. Gadi Graus, Chief Executive Officer of A2Z Cust2Mate, has been appointed Interim Chairman of the Board, in addition to his role as CEO.

The Company has initiated a structured process to identify and appoint a highly experienced Chairperson, with a proven track record in leading large, global companies, to support A2Z Cust2Mate’s next phase of growth and global scale.

“I am extremely proud of what we have accomplished at A2Z Cust2Mate,” said Bentsur Joseph, outgoing Chairman. “Together with an exceptional team, we built the Company from an idea into a strong, growing organization with a leading product, marquis customers, and a clear global opportunity. I firmly believe A2Z Cust2Mate has the potential to reach a multi-billion-dollar valuation. At this stage, the Company is ready for a chairperson with deep experience in scaling and leading large global businesses, someone who can help take it to the next level, expand internationally, penetrate new markets, and accelerate growth.”

“I would like to sincerely thank Bentsur for his vision, leadership, and enormous contribution to A2Z Cust2Mate,” said Gadi Graus, CEO and Interim Chairman. “Bentsur is the visionary who founded the Company and successfully turned his vision into a strong and growing reality. On behalf of the Board, management, and employees, I thank Bentsur for the partnership and dedication that brought A2Z Cust2Mate to where it is today. We remain focused on executing our strategy and building on the solid foundation he helped establish.”

About A2Z Cust2Mate Solutions Corp.

A2Z Cust2Mate Solutions Corp. (NASDAQ: AZ) creates innovative solutions for complex challenges that bring innovation, ease, excitement and value to retailers and shoppers. The company’s flagship innovative smart cart solutions are transforming brick-and-mortar retail, bridging online and in-store shopping through interactive technology that guides and informs customers. Cust2Mate’s AI-driven smart carts personalize every in-store journey, turning routine trips into engaging, rewarding experiences. They enable seamless in-cart scanning and payment, allowing shoppers to bypass checkout lines while receiving real-time customized offers and product recommendations. This enhanced customer experience boosts satisfaction and loyalty while helping retailers streamline operations and optimize merchandising through data-driven insights. The carts are equipped with multiple layers of security for accurate recognition and transaction integrity. Its modular, all-in-one detachable panels transform legacy shopping cart fleets into intelligent platforms that deliver a range of benefits.

For more information on A2Z Cust2Mate Solutions Corp. and its subsidiary, Cust2Mate Ltd., please visit: www.cust2mate.com.

Forward Looking Statements

Matters discussed in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this press release, the words “anticipate,” “believe,” “estimate,” “may,” “intend,” “will”, “expect” and similar expressions identify such forward-looking statements. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. These forward-looking statements are based largely on the expectations of the Company and are subject to a number of risks and uncertainties. These include, but are not limited to, risks and uncertainties associated with the market for our products, the impact of geopolitical, economic, competitive and other factors affecting the Company and its operations, and other matters detailed in reports filed by the Company with the Securities and Exchange Commission.